VANTEM COMPOSITE TECHNOLOGIES, L.L.C. AND SUBSIDIARY

**COSOLIDATED FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANTS' REVIEW REPORT
For the Years Ended December 31, 2017 and 2016**

COSTELLO HILL & COMPANY, L.L.P.
Certified Public Accountants

CONTENTS



COSTELLO HILL
& COMPANY, L.L.P.
CERTIFIED PUBLIC
ACCOUNTANTS
GREENSBORO,
NORTH CAROLINA

LESTER F. HILL, CPA
W. GREGORY ASHLEY, CPA
SUSAN S. MOYE, CPA

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Members
Vantem Composite Technologies, L.L.C. and Subsidiary
Browns Summit, NC

Report on the Financial Statements

We have reviewed the accompanying consolidated financial statements of Vantem Composite Technologies, L.L.C. and Subsidiary which are comprised of the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of income and members' equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying 2017 and 2016 cosolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

-Continued-

P. O. BOX 2610 • GREENSBORO, NC 27402 • 1112 MAGNOLIA STREET • GREENSBORO, NC 27401
TELE: (336) 274-3281 • FAX: (336) 370-0272
EMAIL: LHILL@COSTELLOHILL.COM • GASHLEY@COSTELLOHILL.COM • SMOYE@COSTELLOHILL.COM

The Members
Vantem Composite Technologies, L.L.C. and Subsidiary
Browns Summit, NC

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company has suffered recurring losses from operations and has required continuing ownership equity infusions. Without the capital infusions, there is substantial doubt about the Company's ability to continue as a going concern. Management and ownership's evaluation of the events and conditions and management's plans regarding these matters are also described in note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Supplementary Information

The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. The information is the representation of management. We have reviewed the 2017 and 2016 information and, based on our review, we are not aware of any material modifications that should be made to the information in order for it to be in accordance with accounting principles generally accepted in the United States of America. We have not audited the information and accordingly do not express an opinion on such information.

Costello Hill & Company LLP
Certified Public Accountants

Greensboro, NC
December 17, 2018

VANTEM COMPOSITE TECHNOLOGIES, L.L.C. AND SUBSIDIARY
Consolidated Balance Sheets
Years Ended December 31, 2017 and 2016

ASSETS

	2017	2016
CURRENT ASSETS		
Cash and cash equivalents	$ 47,643	$ 16,106
Accounts receivable	8,662	48,541
Inventories	258,867	362,127
Prepaid expenses and other current assets	-	14,533
TOTAL CURRENT ASSETS	315,172	441,307
PROPERTY AND EQUIPMENT		
Machinery and equipment	353,569	352,769
Less: Accumulated depreciation	(52,495)	(2,100)
TOTAL PROPERTY AND EQUIPMENT	301,074	350,669
	$ 616,246	$ 791,976

LIABILITIES AND MEMBERS' EQUITY

	2017	2016
CURRENT LIABILITIES		
Accounts payable	$ 208,281	$ 47,014
Accrued expenses	15,208	-
TOTAL CURRENT LIABILITIES	223,489	47,014
LONG-TERM LIABILITIES		
Notes payable - related parties	125,262	-
MEMBERS' EQUITY		
Common stock	3,413	3,413
Member's equity - controlling member	336,657	741,549
Member's equity (deficit) - noncontrolling member	(72,575)	-
TOTAL MEMBERS' EQUITY	267,495	744,962
	$ 616,246	$ 791,976

See Independent Accountants' Review Report.
See accompanying Notes to Consolidated Financial Statements.

Page 3

VANTEM COMPOSITE TECHNOLOGIES, L.L.C. AND SUBSIDIARY
Consolidated Statements of Income and Members' Equity (Deficit)
For the Years Ended December 31, 2017 and 2016

	2017	2016
SALES	$ 597,617	$ 35,852
COST OF GOODS SOLD	686,334	240,730
GROSS PROFIT	(88,717)	(204,878)
OPERATING EXPENSES	(567,347)	(577,754)
RESEARCH AND DEVELOPMENT	(9,215)	(30,715)
INCOME (LOSS) FROM OPERATIONS	(665,279)	(813,347)
OTHER INCOME		
Foreign currency translation adjustment	12,812	26,622
CONSOLIDATED NET INCOME (LOSS)	(652,467)	(786,725)
Less: Net (income) loss attributable to noncontrolling interest	72,575	-
NET INCOME (LOSS) ATTRIBUTIBLE TO THE CONTROLLING INTEREST	(579,892)	(786,725)
CONTROLLING MEMBERS' EQUITY - BEGINNING OF YEAR	741,549	433,705
Capital contributions	175,000	1,094,569
CONTROLLING MEMBERS' EQUITY - END OF YEAR	336,657	741,549
NONCONTROLLING MEMBERS' EQUITY - BEGINNING OF YEAR	-	-
Net income (loss) attributable to noncontrolling member	(72,575)	-
NONCONTROLLING MEMBERS' EQUITY (DEFICIT) - END OF YEAR	$ (72,575)	-

See Independent Accountants' Review Report.
See accompanying Notes to Consolidated Financial Statements.

Page 4

VANTEM COMPOSITE TECHNOLOGIES, L.L.C. AND SUBSIDIARY
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2017 and 2016

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Consolidated net income (loss)	$ (652,467)	$ (786,725)
Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:		
Depreciation expense	50,395	2,100
Changes in operating assets and liabilities:		
Accounts receivable	39,879	(18,825)
Inventories	103,260	64,062
Prepaid expenses and other current assets	14,533	(7,227)
Accounts payable	161,267	(2,017)
Accrued expenses	15,208	(6,500)
CASH USED FOR OPERATING ACTIVITIES	(267,925)	(755,132)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(800)	(352,769)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	175,000	1,097,982
Proceeds from loans	125,262	-
CASH PROVIDED BY FINANCING ACTIVITIES	300,262	1,097,982
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	31,537	(9,919)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	16,106	26,025
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 47,643	$ 16,106

SUPPLEMENTAL CASH FLOW INFORMATION

	2017	2016
Cash Paid During the Year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See Independent Accountants' Review Report.
See accompanying Notes to Consolidated Financial Statements.

Page 5

NOTE A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Vantem Composite Technologies, L.L.C. and Subsidiary is presented to assist in understanding the Company's consolidated financial statements.   The consolidated financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.   These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the consolidated financial statements.

The consolidated financial statements include Vantem Composite Technologies, L.L.C. and its 50% owned subsidiary, Vudater SA (Vantem Uruguay). Vantem Composite Technologies, L.L.C. was organized under the laws of Delaware, while the subsidiary is organized under the foreign laws of the Country of Uruguay.   The parent company is engaged in the manufacturing of modular panels used in construction of commercial, residential and governmental real estate, as well as installation and product training. Vantem Uruguay is engaged in the installation process of those panels within the country of Uruguay.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary after eliminations of significant intercompany balances and transactions.

Revenue and Cost Recognition

The Company uses the accrual method of accounting. Revenue is recognized based on the type of contract with the customer. In some contracts, the Company sells the panels to the customer who installs the panels themselves. Under these contracts, revenue is recognized when the panels are delivered to the customer. In other contracts, the Company installs the panels for the customer. Revenue from those contracts is recognized as a construction contract, on a percentage completion model, based on square meters of wall installed per contracted billing intervals. Expenses are recognized when incurred.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term investments with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at cost. The Company does not maintain an allowance for doubtful accounts. Management believes that the difference in direct write-off versus the allowance method is immaterial to the presentation. Management has written off any receivables that it does not feel are collectible.

Advertising Cost

The Company expenses advertising costs as incurred. The amount expensed was $9,497 and $0 for the years ended December 31, 2017 and 2016, respectively.

NOTE A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories consist of raw materials and supplies used in production of the construction panels, completed panels, and demonstration projects which include completed buildings or sample segments. Inventories are stated at lower of cost or market.

Cost of Goods Sold

Cost of goods sold includes a write down of inventory in the amount of $106,568 and $67,269 on inventories held in foreign country locations.

Property and Equipment

Property and equipment is carried at cost. Depreciation of property and equipment is provided using straight-line over lives of 5 to 7 years.

Depreciation expense for the years ended December 31, 2017 and 2016 for all activities was $50,395 and $2,100, respectively.

Foreign Currency

For foreign subsidiaries whose functional currency is the local currency, balance sheet accounts are translated at exchange rates in effect at the end of the year and income statement accounts are translated at average exchange rates for the year. Translation gains and losses are included as a separate component in the income statement.

Foreign currency translations from subsidiaries resulted in an aggregate gain/(loss) of $0 in 2017 and $0 in 2016.

Foreign currency translations from activities conducted by the Company in Brazil resulted in an aggregate gain/(loss) of $12,812 in 2017 and $26,622 in 2016.

Research and Development Costs

Research and development costs are charged to operations when incurred and are included in operating expenses.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset and long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

NOTE A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Income Taxes

The Company is treated as a partnership for income tax purposes. Accordingly, income, losses, deductions, and credits of the Company are included in the tax returns of the members.   Therefore, no income tax liability or expense has been recorded in the accompanying consolidated financial statements.

No material uncertain tax positions that would require financial statement disclosure have been identified in 2017 or 2016. Currently, the statute of limitations remains open for 2016 and subsequent periods; however, no examinations are in process or anticipated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash accounts at various commercial banks. Cash accounts at the bank are insured by the Federal Deposit Insurance Corporation for up to $250,000. At December 31, 2017 and 2016, respectively, the Company had no uninsured amounts.

NOTE B.   GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has been developing its product and markets for the product, but has not had significant sales through the end of 2017. It has suffered losses from operations since its inception. The Company has required additional capital contributions from owners to continue the product and market development efforts. Until sales reach a level that can cover expenses, additional capital will continue to be required. The owners have expressed confidence in the product and are willing to continue to make capital contributions until sales can be increased. Management and ownership have also entered into the process of soliciting additional funding from public sources. Management believes this process will produce an additional $500,000 of capital. Management believes that the capital obtained through those efforts, along with current ownership's willingness and ability to provide funds as needed, will allow the Company to continue its roll out process within the markets currently operating.

NOTE C.   RELATED PARTY TRANSACTIONS

The Company receives equity funding from a related company. Capital contributions were $175,000 and $1,094,569 during the years ended December 31, 2017 and 2016, respectively.

The Company receives professional services from a Company under common control. The amount of services provided and billed were $260,972 and $148,902 during the years ended December 31, 2017 and 2016, respectively.

NOTE D.   CAPITAL STRUCTURE

The Company is authorized to issue up to 1,000,000 membership units, of which 100,000 are designated as Class A (nonvoting) units, 150,000 as Class B-1 units, 15,000 as Class B-2 units, and 20,000 as Class C (nonvoting) units.   All member interests are entitled to allocations of profit and loss according to their ownership percentages.   Class B-2 units are subject to certain vesting requirements and call rights.   The Board of Managers has the right to authorize and issue additional units, subject to Member approval and certain anti-dilution clauses.   Subject to any subsequent issuance of equity interests approved by the Board of Managers, distributions to members are subject to the following guidelines.

Distributions of operating profits or cash flows are allocated first pro rata to the Class A members until those members have been repaid all of their original investment, then pro rata to the Class B members based on their ownership percentages.   In the case of a Capital Event, net proceeds from the event are allocated first pro rata to the Class A members until those members have been repaid their original investment, then 80% of the remaining proceeds are to be paid to the Class B members pro rata based on their ownership percentages, and 20% of the remaining proceeds prorata to the Class C members based on their ownership percentages.   In the event of a sale of the Company, a certain share of the sales proceeds is first allocated to members who developed and contributed the proprietary technology used in the Company's products, and the remainder of the proceeds are distributed in accordance with the normal Capital Event allocations.

NOTE E.   INSURANCE EXPENSE

In 2016, the Company reimbursed a related party for insurance where the Company was covered by the related party's policies.   The policies which covered the Company expired in early to mid-2017.   The related party has not charged the Company for insurance in 2017.

NOTE F.   SUBSEQUENT EVENTS

At December 31, 2017 and 2016, the Company did not have any production or construction backlog.   During 2018 the subsidiary, Vudater, S.A. (Vantem Uruguay) obtained winning bids for multiple contracts with minimum contract values of $4,200,000.   The two primary projects relate to schools and a veterinary university.   Panel deliveries will begin in 2019 stretching across a minimum of a 12-month period.

The Company evaluated the effects subsequent events would have on the consolidated financial statements through December 17, 2018, which is the date the consolidated financial statements were available for issuance.

VANTEM COMPOSITE TECHNOLOGIES, L.L.C. AND SUBSIDIARY
Consolidated Cost of Goods Sold
For the Years Ended December 31, 2017 and 2016


SCHEDULE 1


	2017	2016
Materials and supplies	$ 453,856	$ 53,466
Freight	17,790	9,479
Temporary labor	21,223	40,024
Consulting	70,000	70,000
Inventory writedown	106,568	67,269
Warehouse expense	16,521	-
Other	376	492
TOTALS	$ 686,334	$ 240,730

See Independent Accountants' Review Report.
See accompanying Notes to Consolidated Financial Statements.

Page 10

VANTEM COMPOSITE TECHNOLOGIES, L.L.C. AND SUBSIDIARY
Consolidated Operating Expenses
For the Years Ended December 31, 2017 and 2016

	2017	2016
Advertising	$ 9,497	$ -
Business insurance	5,666	40,026
Depreciation	50,395	2,100
Health and life insurance	13,341	13,341
Meals and entertainment	7,963	-
Office	2,174	5,514
Other taxes	742	727
Point of sale merchandise	3,553	-
Professional fees	76,343	93,598
Rent	4,811	-
Sales expense	17,782	49,164
Delivery	9,221	-
Travel	81,034	130,868
Telephone	6,218	5,280
Guaranteed payments	210,247	210,247
Wages and salaries - office	44,685	20,975
Payroll taxes - office	3,247	-
Miscellaneous	20,428	5,914
TOTALS	$ 567,347	$ 577,754

See Independent Accountants' Review Report.
See accompanying Notes to Consolidated Financial Statements.

Page 11